Exhibit 99.2

Execution Version

Electra Battery Materials Corporation
Common Shares

AMENDED & RESTATED
EQUITY DISTRIBUTION AGREEMENT

May 17, 2022

CIBC World Markets Inc.
161 Bay Street, 7th Floor

Toronto, Ontario

M5J 2S8

CIBC World Markets Corp.

425 Lexington Avenue, 3rd Floor

New York, New York 10017

Ladies and Gentlemen:

Electra Battery Materials Corporation (formerly First Cobalt Corp.), a company continued under the Canada Business Corporations Act (“Electra” or the “Company”), confirms its agreement (this “Agreement”) with CIBC World Markets Inc. (the “Canadian Agent”) and CIBC World Markets Corp. (the “U.S. Agent” and together with the Canadian Agent, the “Agents”) to issue and sell common shares of the Company upon and subject to the terms and conditions contained herein. This Agreement amends and restates in its entirety that certain equity distribution agreement, dated as of January 13, 2022, between the Company and the Canadian Agent. Capitalized terms used herein have the meanings given to them in Section 23 hereof.

For the purposes of the representations in this Agreement, all references to the Company shall be read to include, as the context permits or requires, the Material Subsidiaries.

1.	Issuance and Sale of Shares

The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, common shares (the “Shares”) of the Company having an aggregate sales price of up to C$20,000,000 (or the equivalent in U.S. currency) (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Company and declared effective by the SEC.

When determining the aggregate value of the Placement Shares sold, the Company will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the United States dollar equivalent of any Placement Shares which were sold for Canadian dollars.

2.	Placements

(a)	Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Agents by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”), at least two (2) Trading Days prior to the date that the sale of Shares is requested to commence, in the form set forth on Schedule 1 hereto, containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares to be sold pursuant to this Agreement (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day, whether the Company desires the Placement Shares to be sold on a particular stock exchange, any minimum price below which sales may not be made. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 2 hereto and shall be addressed to each of the respective individuals from the Agents set forth on Schedule 2 hereto, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Agents unless and until (i) the Agents decline to accept the terms contained therein for any reason, in their sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 14.

(b)	Placement Fee. The amount of compensation to be paid by the Company to an Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 3.0% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the gross proceeds from the sale of the Placement Shares to which it pertains.

(c)	No Obligation. It is expressly acknowledged and agreed that neither the Company nor any Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)	Limitations on Placements. Under no circumstances shall the Company deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales proceeds raised from the Placement Shares sold pursuant to this Agreement would exceed C$20,000,000 (or the equivalent in U.S. currency). Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors and notified to the Agents in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time in the applicable Placement Notice.

3.	Sale of Placement Shares by the Agents

Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The applicable Agent covenants and the Company acknowledges that it will conduct the sale of Placement Shares in compliance with applicable laws, rules and regulations including, without limitation, all applicable Canadian Securities Laws, U.S. Securities Laws, United States state securities laws and the applicable rules of the TSXV and Nasdaq, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which the Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSXV, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on Nasdaq, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “U.S. Marketplace”) and pursuant to any other sales method used by the Agents), (ii) the price of the Placement Shares sold (showing the price of the Placement Shares sold on the TSXV, a Canadian Marketplace, Nasdaq, a U.S. Marketplace and pursuant to any other sales method used by the Agents), (iii) the gross proceeds of the Placement, (iv) the Placement Fee payable by the Company to the Agents with respect to such sales (including the currency payable in respect thereof), and (v) the Net Proceeds payable to the Company. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102, including, without limitation, sales made directly on Nasdaq and the TSXV, or on any Canadian Marketplace or U.S. Marketplace. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agents severally and not jointly agree that in no event will they or any of their affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Canadian Securities Laws or U.S. Securities Laws. The U.S. Agent covenants and agrees with the Company that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on the TSXV or on any Canadian Marketplace. For the avoidance of doubt, the U.S. Agent is not acting as an underwriter of the Placement Shares in the Qualifying Jurisdictions and no action on the part of the U.S. Agent in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Qualifying Jurisdictions.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell, on behalf of the Company and as agent, such Placement Shares as provided under this Section 3.

4.	Suspension of Sales

(a)	The Company or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed promptly by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has received a Placement Notice or in the case of the Agents only, decline to accept the terms of a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents (provided they have been given prior written notice of such by the Company, which notice the Agents agree to treat confidentially) agree that no sale of Placement Shares will take place. The Company and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

5.	Settlement

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction of the Placement Fee as set forth in Section 2 hereof.

(b)	Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada and at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable and transferable shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Company prior to the Settlement Date. If the Company defaults on its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default, provided that the Company shall not be obligated to pay to any Agent any amount specified in (ii) above on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the TSXV or Nasdaq; (ii) a material disruption in securities settlement or clearance services in Canada or the United States.

6.	Registration Statement and Prospectus

The Company has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions the Canadian Base Prospectus in respect of an aggregate of up to C$70 million in common shares, warrants, subscription receipts and units of the Company (collectively, the “Shelf Securities”), in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the Canadian final short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendment no. 1 to the final short form base shelf prospectus dated November 30, 2021, relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on SEDAR. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, filed by the Company with the Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

The Company has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-264982) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”

The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

For purposes of this Agreement, all references to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or the Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

The Agents shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States and Canada only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses, this Agreement and applicable Placement Notices. The Agents agree that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Canadian Qualifying Jurisdictions and such states of the United States in which the Shares are duly qualified or exempt under U.S. Securities Laws and applicable U.S. state securities laws, in such manner as to require registration of the Placement Shares or the filing of a prospectus or any similar document with respect to the Placement Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7.	Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, the Agents that as of the date of this Agreement and as of each Applicable Time (as defined below), unless such representation, warranty or agreement specifies a specific date, that:

(a)	Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Prospectus and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Prospectus prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws.

(b)	Canadian Prospectus.

(i)	The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as at the date hereof that have not been made publicly available as required.

(ii)	The delivery to the Agents of the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Prospectus shall constitute the representation and warranty of the Company to the Agents that, at the respective dates of initial delivery thereof, the information and statements contained therein, and of any documents incorporated therein by reference (except for the Agents’ Information):

(A)	are true and correct in all material respects;

(B)	constitute full, true and plain disclosure of all material facts relating to: (i) the Company and its Material Subsidiaries on a consolidated basis; and (ii) the Placement Shares as required by Canadian Securities Laws;

(C)	contain no misrepresentations; and

(D)	do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

(c)	Registration Statement. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Qualifying Authority. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested. At the time of filing the Registration Statement, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer.

(d)	No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed, or will conform, in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only information furnished by any Agent consists of the information described as such in Section 12 hereof.

(e)	No Orders. No Qualifying Authority, the SEC or similar regulatory authority or the TSXV or Nasdaq has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, after reasonable inquiry of the senior officers of the Company, pending, contemplated or threatened and the Company is not in material default of any requirement of Canadian or U.S. Securities Laws.

(f)	Reporting Issuer, SEC Registrant and TSXV Status. The Company is a “reporting issuer” in the Filing Jurisdictions. The Shares are registered with the SEC under Section 12(b) of the Exchange Act. The Company is in compliance in all material respects with the by-laws, rules and regulations of the TSXV.

(g)	Eligible Issuer. The Company is an Eligible Issuer.

(h)	Incorporated Documents. The Documents Incorporated by Reference in the Offering Documents, when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further Documents Incorporated by Reference in the Offering Documents prior to the completion of the distribution of the Placement Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i)	No Marketing Materials. The Company has not provided any marketing materials to any potential Purchasers.

(j)	No Conflicts. Neither the execution of this Agreement, nor the distribution of the Placement Shares by the Company, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company or any subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or any subsidiary may be bound or to which any of the property or assets of the Company or any subsidiary is subject, except such conflicts, breaches or defaults as may have been waived; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or any subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or any subsidiary or of any Governmental Authority having jurisdiction over the Company or any subsidiary.

(k)	No Debt Instruments. Other than the Convertible Notes, the Company is not a party to or otherwise bound by any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument.

(l)	Organization. The Company is duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation. The Company is duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such license or qualification, and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses as described in the Offering Documents. Each of the Material Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization and is up-to-date in respect of all material corporate filings; and (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets. The Material Subsidiaries are the only subsidiaries of the Company which are material to the Company and the Company is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Material Subsidiaries as set out in the Offering Documents, free and clear of all material Encumbrances, except as disclosed in the Offering Documents;

(m)	Minute Books. All existing minute books of the Company and the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (collectively, the “Corporate Records”) have been made available to the Agents and their counsel, and all such Corporate Records are complete in all material respects. There are no material transactions, agreements or other actions of the Company that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in a timely fashion under the Canada Business Corporations Act.

(n)	No Violation or Default. The Company and each Material Subsidiary are not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or each Material Subsidiary is a party or by which the Company or each Material Subsidiary is bound or to which any of the property or assets of the Company or each Material Subsidiary is subject; or (iii) in violation in any material respect of any Applicable Law. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it is a party is in violation or default in any respect thereunder.

(o)	Enforceability of Agreements. All Material Agreements are legal, valid and binding obligations of the Company or its subsidiaries enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof.

(p)	Authorization; Enforceability. The Company has full corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable in accordance with its terms, the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof.

(q)	No Material Adverse Effect. Subsequent to December 31, 2021, there has not been any Material Adverse Effect and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect except as disclosed in the Offering Documents.

(r)	Filings. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws and U.S. Securities Laws and the rules, regulations and policies of the TSXV and Nasdaq, except where the failure to file such document or information would not result in a Material Adverse Effect; and the Company has not filed any confidential material change report that at the date hereof remains confidential.

(s)	Financial Information. The audited financial statements of the Company as at December 31, 2021 and December 31, 2020, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company as of the dates indicated and the consolidated statements of operations and comprehensive income and statements of changes in shareholders’ equity of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The Company does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) reflected in the Offering Documents.

(t)	Independent Accountants. KPMG LLP, who has delivered their report with respect to the Financial Statements (as defined above and which term as used in this Agreement includes the related notes thereto), included or incorporated by reference, or to be included or incorporated by reference in the Offering Documents, are independent public, certified public or chartered public accountants with respect to the Company as required by applicable Canadian Securities Laws and are independent public accountants within the meaning of the Securities Act and the Rules and Regulations. There has not been any “reportable event” (as that term is defined in NI 51-102) with KPMG LLP or any other prior auditor of the Company.

(u)	Disclosure Controls. The Company maintains systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

(v)	Capitalization. The issued and outstanding Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in or included or incorporated by reference in the Offering Documents as of the dates referred to therein (other than the grant of additional options under the Company’s equity compensation plans, or changes in the number of outstanding Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Shares outstanding on the date hereof) and such authorized capital conforms in all material respects to the description thereof set forth in, or included or incorporated by reference in the Offering Documents. The description of the securities of the Company in the Offering Documents is complete and accurate in all material respects. Except as disclosed in or contemplated by or included or incorporated by reference in the Offering Documents, the Company has not issued any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Offering Documents, no person has any agreement or option or right or privilege (whether by law, preemptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company.

(w)	Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Shares of which, as of the date hereof, 32,334,222 Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(x)	Voting or Control Agreements. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(y)	Restrictions on Business. Neither the Company nor any Material Subsidiary are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any Material Subsidiary to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Company and any Material Subsidiary.

(z)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Offering Documents or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(aa)	No Consents Required. Except as shall have been made or obtained on or before each Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(bb)	Forward-Looking Information. No forward-looking information within the meaning of Section 1(1) of the Securities Act (Ontario) contained or incorporated by reference in the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith, and any such statements have been updated by the Company as required pursuant to NI 51-102.

(cc)	Transfer Agent. TSX Trust Company has been duly appointed as registrar and transfer agent for the Shares. American Stock Transfer & Trust Company LLC has been duly appointed as U.S. co-transfer agent for the Shares.

(dd)	No Litigation. Except as disclosed in or incorporated by reference in the Offering Documents and there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or any Material Subsidiary is a party or to which any property of the Company or any Material Subsidiary is subject that, individually or in the aggregate, if determined adversely to the Company or any Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in or incorporated by reference in the Offering Documents, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others.

(ee)	Material Agreements. None of the Company, any Material Subsidiary or, to the Company’s knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and, no event has occurred which with notice or lapse of time or both would constitute such a default.

(ff)	Proposed Acquisition. Except as disclosed in or incorporated by reference in the Offering Documents there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(gg)	Intellectual Property Rights. Except as disclosed in or incorporated by reference in the Offering Documents, the Company owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted.

(hh)	No Material Defaults. The Company has not defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases.

(ii)	Title to Real and Personal Property.

(i)	Except as disclosed in Registration Statement, the Prospectuses, the Disclosure Package or the documents filed by or on behalf of the Company with the Canadian Securities Commissions in compliance, or intended compliance, with Canadian Securities Laws, and as set forth in the Refinery Opinion and the Iron Creek Opinion, the Company is the beneficial owner (or co-owner where so described in the Offering Documents) of, or has the right to acquire the interests in, the material properties, business and assets referred to in the Offering Documents, free of all Encumbrances whatsoever (other than those Encumbrances disclosed in the Registration Statement, the Prospectuses, the Disclosure Package or in the documents filed by or on behalf of the Company with the Canadian Securities Commissions, and in the Refinery Opinion and the Iron Creek Opinion and those liens in favour of the holders of the Convertible Notes as security for the indebtedness under such notes).

(ii)	Any and all agreements pursuant to which the Company holds or will hold any such interest in its material property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated.

(jj)	Properties.

(i)	The Refinery is the only property or asset currently material to the Company.

(ii)	The Company holds either mining leases, mining claims, mineral claims, surface leases or exploration permits or exploitation permits recognized in the jurisdiction in which the Properties are located (or valid agreements to acquire such property interests from third parties, which agreements are in good standing) in respect of the ore bodies and minerals located in the Properties as described in the Offering Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to explore and commercially extract the minerals relating thereto.

(iii)	All mining leases, mineral claims and surface leases relating to the Properties in which the Company has an interest or right are valid and in good standing in accordance with all Applicable Laws.

(iv)	The Company has all necessary surface rights, access rights and other necessary rights and interest relating to the Properties granting the right and ability, as applicable, to explore, access and commercially exploit and refine (except as disclosed in the Canadian Base Prospectus or U.S. Base Prospectus in the case of refining) minerals in the manner currently conducted or anticipated to be conducted in the near term, subject to the Company’s ability to maintain the Permits (as defined below), with only such exceptions as do not materially interfere with the use made by the Company of the rights or interests in the Properties.

(v)	Except as disclosed in the Offering Documents, all assessments or other work required to be performed or license fees required to be paid in relation to the material mineral claims of the Company in order to maintain their respective interests therein, if any, have been performed or paid to date.

(vi)	Except as disclosed in the Offering Documents, the Company has acquired, or will acquire, all of the material approvals (including environmental approvals), permits, licenses or rights required by the Company to carry out its planned operations at the Refinery.

(vii)	Except as disclosed in the Offering Documents, the Company does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof.

(viii)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against any Properties.

(ix)	The Company has filed or will file all work reports or other documents required in connection with the Properties with the relevant Governmental Authority.

(kk)	Aboriginal Claims. There are no material claims or actions with respect to aboriginal or native rights against or affecting the Company or, to the best of the knowledge of the Company, pending or threatened, including with respect to the Properties. Other than as set forth in the Offering Documents, the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon.

(ll)	Exploration and Exploitation Activities. All mineral exploration and exploitation activities by the Company or the Material Subsidiaries on the properties of the Company have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

(mm)	Environmental Laws. Except as set forth in the Offering Documents:

(i)	the Company and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) applicable to the Company or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance;

(ii)	the Company and the Material Subsidiaries have obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Company and the Material Subsidiaries and each Environmental Permit is valid, subsisting and in good standing and the Company and the Material Subsidiaries are not in material default or breach of any Environmental Permit, and no proceeding is pending or, to the knowledge of the Company, threatened, to revoke or limit any Environmental Permit;

(iii)	neither the Company nor any Material Subsidiary have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Company nor any Material Subsidiary (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Material Subsidiaries, nor to the knowledge of the Company, have any such orders or directions been threatened;

(iv)	neither the Company nor any Material Subsidiary have received any notice wherein it is alleged or stated that the Company or any Material Subsidiary is potentially responsible for a U.S. or Canadian federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws other than in the ordinary course of business;

(v)	neither the Company nor any Material Subsidiary have received any request for information in connection with any U.S. or Canadian federal, provincial, state, municipal or local inquiries as to disposal sites and, to the best of the knowledge of the Company, there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, municipal or local except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and

(vi)	the Company and the Material Subsidiaries are in compliance in all material respects with all applicable workers compensation and health and safety and workplace laws, regulations and policies.

(nn)	Permits. Except as disclosed in the Offering Documents:

(i)	the Company and the Material Subsidiaries have obtained or identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are required for its current operations on the material properties, which Permits include all necessary permits to operate and commercially exploit minerals from the Iron Creek Property;

(ii)	the required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the Material Subsidiaries; and

(iii)	Schedule 3 sets out the material permits required to operate the Refinery, each of which the Company has obtained or intends to apply for in accordance with the schedule incorporated by reference in the Offering Documents.

(oo)	NI 43-101 Technical Report.

(i)	The Company made available to the respective authors thereof prior to the issuance of the Iron Creek Technical Report filed by the Company on SEDAR, for the purpose of preparing the Iron Creek Technical Report, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(ii)	The Iron Creek Technical Report complies in all material respects with the requirements of NI 43-101 as at the date of the Iron Creek Technical Report;

(iii)	The Company is in compliance, in all material respects, with the provisions of NI 43-101; and

(iv)	Except as noted in the Offering Documents, all scientific and technical information (within the meaning of NI 43-101) disclosed in the Offering Documents: (i) is based upon information prepared, reviewed and/ or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing.

(pp)	Insurance. The Company maintains insurance covering its properties, operations, personnel and businesses that the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Company; all such insurance is fully in force on the date hereof and will be fully in force as of the Applicable Time. The Company has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Company.

(qq)	Employment Matters.

(i)	The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(ii)	There has not been and there is not currently any labour disruption or conflict which would reasonably be expected to have a Material Adverse Effect on the Company.

(iii)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(iv)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company.

(v)	To the knowledge of the Company, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(rr)	Related Party Transactions. Except as disclosed in the Offering Documents:

(i)	the Company does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(ii)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it; and

(iii)	none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or its business.

(ss)	Taxes. The Company and the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith. Except as otherwise disclosed in the Offering Documents, no tax deficiency has been determined adversely to the Company. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it.

(tt)	Investment Company Act. The Company is not nor, after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Offering Documents, as applicable, will be required to register as an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”).

(uu)	Fees. Except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with the Placement Shares, and in the event any such person, firm or corporation establishes a claim for any fee from the Agents, the Company covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(vv)	No Improper Practices. (i) Neither the Company, any of its subsidiaries nor, to the Company’s knowledge, any of the directors or officers of the Company or any of its subsidiaries has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duty in violation of any Applicable Law; (ii) no relationship, direct or indirect, exists between or among the Company or any affiliate, on the one hand, and the directors, officers or shareholders of the Company, on the other hand, that is required by Canadian Securities Laws to be described in the Offering Documents that is not so described; and (iii) the Company has not offered, or caused any placement agent to offer, Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company to alter the customer’s or supplier’s level or type of business with the Company, or (B) a trade journalist or publication to write or publish favorable information about the Company or any of their respective products or services.

(ww)	Compliance with Sarbanes-Oxley Act. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”, which term, as used herein, includes the rules and regulations of the SEC thereunder).

(xx)	Operations. The operations of the Company are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(yy)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Company to the Agents as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(zz)	TSXV and Nasdaq Listings. The Shares are accepted for trading on each of the TSXV and Nasdaq under the symbol “ELBM” and the Company has taken no action designed to delist the Shares from the TSXV or Nasdaq, nor has the Company received any notification that the Canadian Securities Commissions, the SEC, the TSXV or Nasdaq is contemplating terminating such registration or listing. Except as disclosed in the Offering Documents, the Company has complied in all material respects with the applicable requirements of the TSXV and Nasdaq for maintenance of inclusion of the Shares thereon. The Placement Shares will be listed and posted for trading on the TSXV and Nasdaq upon the Company complying with the conditions imposed by the TSXV and Nasdaq.

(aaa)	Issuance of Placement Shares.

(i)	The Company has full corporate power and authority to issue the Placement Shares.

(ii)	When issued, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created, allotted and issued as fully paid and non-assessable.

(bbb)	No Stabilization. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(ccc)	Purchases by the Agents. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, but are not required to, to the extent permitted under Canadian Securities Laws, U.S. Securities Laws and this Agreement, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(ddd)	No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus does not and, as of the Applicable Time, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by and through the Agents for use therein.

(eee)	Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Company has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Company has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

8.	Covenants of the Company.

The Company covenants and agrees with the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and during any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered by the Agents under Canadian Securities Laws or the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Qualifying Authorities; (iii) the Company will submit a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) to the Agents a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Qualifying Authorities as required pursuant to Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with Section 4 or Section 14 of this Agreement, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Company will promptly prepare and, after complying with Section 8(a)(iii), file with the Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Delivery of Registration Statement and Prospectuses. If requested by the Agents, the Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or, the Qualifying Authorities (including all documents filed with the Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)	Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(g)	Material Non-Public Information. The Company covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(h)	Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses relating to the following matters: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s Canadian and U.S. counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of the Agents, Canadian and U.S. counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSXV and Nasdaq, and (viii) the filing fees and expenses related to the SEC, the Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(j)	Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any representation, opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)	Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours. In connection with a Representation Date, the Company will, at the request of the Agents, make available senior corporate officers, as the Agents or their counsel may reasonably request, KPMG LLP, for a bring-down due diligence session in connection with the filing of any documents triggering a Representation Date.

(l)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering of the Placement Shares under this Agreement (and upon the recommencement of the Offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements/annual report on Form 40-F filed by the Company in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSXV, the Company will provide the TSXV with all information it requires with respect to the Offering within the timelines prescribed by the TSXV.

(n)	Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual information form/annual report on Form 40-F; (iii) files or amends annual financial statements (if a different date than (ii) above); (iv) files or amends interim financial statements; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A-1 within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then prior to or concurrent with the delivery by the Company to the Agents of a Placement Notice or the Agents sell any Placement Shares, the Company shall provide the Agents with the certificate, in the form attached hereto as Exhibit A-1, dated the date of the Placement Notice.

(o)	Legal Opinions.

(i)	(A) Upon execution of this Agreement and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver the certificate in the form attached hereto as Exhibit A-1 and for which no waiver is applicable and (B) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Company will furnish or cause to be furnished to the Agents, the written opinions of (i) Cassels Brock & Blackwell LLP, Canadian counsel to the Company, such opinions to be substantially similar to the form attached hereto as Exhibit B-1, and (ii) Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Company, such opinions to be substantially similar to the form attached hereto as Exhibit C-1, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agents and their counsel, acting reasonably, and such other opinions as the Agents or counsel to the Agents may reasonably require in connection with the issuance of the Placement Shares or the material properties;

(ii)	(A) on the first Representation Date and (B) on any subsequent Representation Date that relates to the filing of audited annual financial statements, the Company will deliver to the Agents an opinion of counsel with respect to title and mineral rights for the mineral properties referred to as the “Refinery” (the “Refinery Opinion”) and the “Iron Creek Project” (the “Iron Creek Opinion”) in substantially the form agreed among the parties (including an opinion as to good standing and ownership of share capital of the subsidiary(ies) that hold(s) title, directly or indirectly, to the mineral rights for such mineral property);

(iii)	on any subsequent Representation Date that relates to the filing of audited annual financial statements, the Company will deliver to the Agents an opinion of counsel with respect to title and mineral rights for any other mineral property that the Company determines is material to the Company (including an opinion as to good standing and ownership of share capital of the subsidiary(ies) that hold(s) title, directly or indirectly, to the mineral rights for such mineral property), in substantially the form agreed among the parties. For great certainty, the Company shall not be required to deliver any other opinions with respect to any other mineral properties of the Company, provided that:

(iv)	in lieu of any of the foregoing opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance); and

(v)	in lieu of rendering opinions relating to the securities laws of the Qualifying Jurisdictions (other than British Columbia, Alberta and Ontario) (the “Local Counsel Opinions”), the Company may engage one or more legal counsel in the Qualifying Jurisdictions (other than British Columbia, Alberta and Ontario) to provide the Local Counsel Opinions and provided further that Local Counsel Opinions shall only be required (x) except in respect of the first Representation Date, for such other Qualifying Jurisdictions as the Agents shall specifically request a Local Counsel Opinion for, acting reasonably; and (y) in respect of Representation Dates that relate to the filing of audited annual financial statements.

For greater certainty, the requirement to provide opinions under this Section 8(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then prior to or concurrent with the delivery by the Company to the Agents of a Placement Notice, the Company shall provide the Agents with the required opinions set forth under this Section 8(o).

(p)	Comfort Letters. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A-1 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Company shall cause (i) KPMG LLP to furnish the Agents a letter (the “Comfort Letter”) addressed to the Agents dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which Comfort Letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Canadian Securities Laws and the related regulations adopted by the SEC and the Canadian Securities Authorities (the first such letter in each case, the “Initial Comfort Letter”) and (C) if applicable, updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. For greater certainty, the requirement to provide Comfort Letter under this Section 8(p) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then prior to or concurrent with the delivery by the Company to the Agents of a Placement Notice, the Company shall provide the Agents with the provide comfort letters under this Section 8(p).

(q)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the Investment Company Act, assuming no change in the SEC’s current interpretation as to entities that are not considered an investment company.

(s)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t)	Consent to the Agents’ Trading. The Company consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSXV and Nasdaq and under this Agreement, to the Agents trading in the Shares of the Company: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent.

(u)	Actively-Traded Security. The Company shall notify the Agents at any time the Shares become an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares having once qualified for such exemption, cease to so qualify.

(v)	Listing of Placement Shares. The Placement Shares shall have either (i) been approved for listing, subject to notice of issuance, on the TSXV and Nasdaq, or (ii) the Company shall have filed an application for listing, or notice for listing additional shares, as applicable, of the Placement Shares on the TSXV and Nasdaq at or prior to the issuance of the Placement Notice.

(w)	Notification of First Shipment of Materials. The Company will notify the Agents not more than forty-five (45) days and not less than thirty (30) days from the date on which the first shipment of materials to the Company under the Glencore Agreements and IXM Agreement is expected to occur.

9.	Reporting Relating to Placement of Placement Shares

Each Agent will use its commercially reasonable efforts to deliver to the Company, for each month during which Placement Shares are sold through such Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its monthly reporting requirements under Canadian Securities Laws or any applicable requirements of the TSXV, Nasdaq or any other Canadian Marketplace or U.S. Marketplace, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its monthly reporting requirements under Canadian Securities Laws or any applicable requirements of the TSXV, Nasdaq or any other Canadian Marketplace or U.S. Marketplace. Unless Canadian Securities Laws, the applicable requirements of the TSXV, Nasdaq or any other Canadian Marketplace or U.S. Marketplace, otherwise require, the Company and Agent agree that any Agent’s report referred to in this Section 9 shall state the aggregate number of Placement Shares issued on all Settlement Dates occurring during the month together with such information as specified in Section 3 on an aggregate monthly basis.

10.	Additional Representations and Covenants of the Company

(a)	Issuer Free Writing Prospectuses.

(i)	The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Company under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii)	The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above), provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

11.	Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)	Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC, the Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Company’s reports filed with the SEC and Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)	Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o). In addition, on such dates that the opinions required by Section 8(o) are delivered, the Agents shall have also received (i) the opinion of Bennett Jones LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Shares in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, and (ii) the opinion and negative assurance letter of Paul Weiss Rifkind Wharton & Garrison LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Placement Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agent may rely on the opinions of counsel for the Company, and the counsel for the Agents and counsel for the Company may rely upon the Local Counsel Opinions as to all matters relating to jurisdictions other than the Provinces of Ontario, Alberta, and British Columbia, not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(g)	Comfort Letters. The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on Nasdaq and the TSXV, or (ii) the Company shall have filed, if required, an application or notification, as applicable, for listing of the Placement Shares on the TSXV and on Nasdaq at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(n), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)	Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

12.	Indemnification and Contribution

(a)	The Company shall indemnify and hold harmless each of the Agents and the Agents’ directors, officers, shareholders, agents and employees and each person who controls any Agent within the meaning of (i) Canadian Securities Laws and (ii) Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses, costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, loss, damage or expense) in any way caused by or arising directly or indirectly from or in consequence of: (i) any information or statement (except for the Agents’ Information (as defined below)) in the Canadian Prospectus or any amendment thereto, any U.S. Prospectus or any amendment thereto, or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except for the Agents’ Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (ii) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, any U.S. Prospectus or any amendment thereto, or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except for the Agents’ Information) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. Securities Laws in connection with the transactions contemplated herein; or (iv) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (i) or (iii) above (for greater certainty, excluding any order, inquiry, investigation or proceeding based solely on the activities of the Agents) which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any of the provinces of Canada or in the United States, except that if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that the liability, claim, demand, loss, cost, damage or expense resulted from the gross negligence, fraud or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party will promptly reimburse the Company any funds advanced to the Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense and the indemnity provided for in this Section 12 shall cease to apply to such Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Canadian Prospectus or any amendment thereto, any U.S. Prospectus or any amendment thereto, or any Issuer Free Writing Prospectus or any amendment or supplement thereto, contained no misrepresentation shall constitute “gross negligence”, “fraud” or “wilful misconduct” for the purposes of this Section 12 or otherwise disentitle the Agents from indemnification hereunder.

The Company acknowledges that the name of the Agents set forth on the cover of the Prospectuses and on page C-2 of the Canadian Prospectus Supplement, as well as the disclosure: (A) in paragraph 2 on page iii of the Prospectuses; and (B) in the second sentence of paragraph 2 and paragraph 8 under the heading “Plan of Distribution”, constitutes the only information furnished in writing by or on behalf of the Agent for inclusion in the Prospectus or any Issuer Free Writing Prospectus (collectively, the “Agents’ Information”).

(b)	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12(a) hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the distribution of the Placement Shares; or

(ii)	if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 12(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of Placement Shares received by the Company is to the Placement Fee received by the Agents. The relative fault of the Company on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 12(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12(a) hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12(b) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12(b).

Notwithstanding the provisions of this Section 12(b), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(c)	If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the indemnifying party (the “Indemnifying Party”) and the Agents of the nature of such claim (provided that any failure to so notify the Indemnifying Party promptly shall relieve the Indemnifying Party of liability under this Section 12 only to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim), and the Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the Indemnifying Party; (iii) the Indemnified Party has reasonably concluded, based on advice of counsel, that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Company, or (iv) a conflict or potential conflict exists, based on advice of counsel to the Indemnified Party (and in the case of (iii) and (iv), if such Indemnified Party notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). No Indemnifying Party shall, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 12 (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each Indemnified Party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. It is the intention of the Company to constitute each Agent as trustee, for such Agent’s directors, officers, shareholders, agents and employees, and each person who controls such Agent of the covenants of the Company under Sections 12(a) and 12(b) hereof with respect to such Agent’s directors, officers, shareholders, agents and employees, and each person who controls such Agent, and each Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Company by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Party or other representative of any Agent shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Company by such Agent, the Company agrees to pay such Agent the reasonable costs (including an amount to reimburse such Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(d)	The rights provided in this Section 12 shall be in addition to and not in derogation of any other right which the Agents may have by statute or otherwise at law.

13.	Representations and Warranties to Survive Delivery

All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, their affiliates, directors, officers, shareholders, agents and employees and any controlling persons, (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

14.	Termination

(a)	The Agents may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectus, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of the Agents is material and adverse and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in Canada, the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Shares has been suspended or limited by the Qualifying Authorities, the SEC, the TSXV or Nasdaq, or if trading generally on the TSXV or Nasdaq has been suspended or limited, or minimum prices for trading have been fixed on the TSXV or Nasdaq, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, or (5) if a major disruption of securities settlements or clearance services in Canada shall have occurred and be continuing. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 14(f), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination. If the Agents elect to terminate this Agreement as provided in this Section 14(a), the Agents shall provide the required notice as specified in Section 14.

(b)	The Company shall have the right to terminate this Agreement by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 14(f), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)	The Agents shall have the right to terminate this Agreement by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 14(f), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(d)	This Agreement shall remain in full force and effect until the earliest to occur of (i) termination pursuant to Sections 14(a), 14(b)or 14(c) or otherwise by mutual agreement of the parties; (ii) such date that the aggregate gross sales proceeds of Shares sold pursuant to this Agreement equals C$20,000,000 (or its equivalent in U.S. currency); or (iii) December 26, 2022; provided that any such termination shall in all cases be deemed to provide that Sections 8(h), 12, 13, 14(e), 14(f), 16, 19 and 20 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Company terminates this Agreement, as permitted under Section 14(b), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise, to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters before (except with respect to the sale of securities hereunder), from and after the termination date with no continuing obligation to the Agents.

15.	Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

CIBC World Markets Inc.

161 Bay Street, 7th Floor

Toronto, Ontario M5J 2S8

Attention:	Kay Yoo
Email:	[REDACTED]

and

CIBC World Markets Corp.
425 Lexington Avenue, 3rd Floor
New York, New York 10017

Attention:	Kay Yoo
Email:	[REDACTED]

with copies to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON M5X 1A4

Attention:	James Clare
Email:	[REDACTED]

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas
New York, New York, 10019

Attention:	Christopher J. Cummings
Email:	[REDACTED]

or if sent to the Company, shall be delivered to:

Electra Battery Materials Corporation

401 Bay Street, 6th Floor

Toronto, ON M5H 2Y4

Canada

Attention:	Trent Mell, President, CEO & Director
Email:	[REDACTED]

with copies to:

Cassels Brock & Blackwell LLP
885 West Georgia Street, Suite 2200
Vancouver, British Columbia, V6C 3E8

Attention:	Sam Cole
Email:	[REDACTED]

and

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West
New York, New York, 10001

Attention:	Ryan J. Dzierniejko
Email:	[REDACTED]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m. (Toronto time), on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the TSXV or Nasdaq is open for business.

16.	Consent to Jurisdiction

Each of the parties irrevocably (i) agrees that any legal suit, action or proceeding against it by the other party or by any person who controls the other party arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any court of the Province of Ontario, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The provisions of this Section 16 shall survive any termination of this Agreement, in whole or in part.

17.	Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Company and its affiliates, directors, officers, shareholders, agents and employees and the controlling persons referred to in Section 12 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

18.	Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

19.	Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

20.	Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

21.	Waiver of Jury Trial

The Company and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

22.	Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

23.	Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Agents’ Information” has the meaning given thereto in Section 12(a) hereof;

(b)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(c)	“Applicable Time” means (i) each Representation Date, (ii) the date on which a Placement Notice is given pursuant to this Agreement and (iii) each Settlement Date;

(d)	“Applicable Laws” means, in relation to any person or persons, the Canadian Securities Laws, U.S. Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(e)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(f)	“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(g)	“Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(h)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(i)	“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Company dated November 18, 2020;

(j)	“Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(k)	“Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(l)	“Canadian Securities Commission” means each of the Canadian securities regulatory authorities;

(m)	“Canadian Securities Laws” means the Securities Act (Ontario), the equivalent legislation in each of the other Qualifying Jurisdictions and applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Authorities in each of the Qualifying Jurisdictions;

(n)	“Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(o)	“Convertible Notes” means the convertible notes issued under the Note Offering;

(p)	“Corporate Records” has the meaning given thereto in Section 7(m) hereof;

(q)	“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

(r)	“Designated News Release” has the meaning given thereto in Section 6 hereof;

(s)	“Disclosure Package” has the meaning given thereto in Section 7(d) hereof;

(t)	“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, marketing document and other documents that are or are required by Canadian Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

(u)	“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

(v)	“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus, using the Shelf Procedures;

(w)	“Employee Plans” has the meaning given thereto in Section 7(qq) hereof;

(x)	“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

(y)	“Environmental Laws” has the meaning given thereto in Section 7(mm) hereof;

(z)	“Environmental Permits” has the meaning given thereto in Section 7(mm) hereof;

(aa)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(bb)	“Filing Jurisdictions” means each of the provinces and territories of Canada;

(cc)	“Financial Statements” has the meaning given thereto in Section 7(s) hereof;

(dd)	“Glencore Agreements” means the Glencore Hydroxide Agreement, Glencore Hydroxide Agreement Amendment and the Glencore Toll Processing Agreement;

(ee)	“Glencore Hydroxide Agreement” means contract no. 099-22-27002-S dated January 11, 2021 between Cobalt Camp Refinery Ltd. and Glencore AG;

(ff)	“Glencore Hydroxide Agreement Amendment” means amendment no.1 to the Glencore Hydroxide Agreement dated December 22, 2021 between Cobalt Camp Refinery Ltd. and Glencore AG;

(gg)	“Glencore Toll Processing Agreement” means the tolling processing agreement dated December 22, 2021 between Cobalt Camp Refinery Ltd and Glencore AG;

(hh)	“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

(ii)	“IFRS” has the meaning given thereto in Section 7(s) hereof;

(jj)	“Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 12(a) hereof;

(kk)	“Initial Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(ll)	“Iron Creek Opinion” means the opinion of counsel furnished by the Company to the Agents with respect to title and mineral rights for the Iron Creek Property;

(mm)	“Iron Creek Property” means the Company’s 100% owned Iron Creek Project located in Idaho, United States;

(nn)	“Iron Creek Technical Report” means the technical report titled “Technical Report with Updated Mineral Resources, Iron Creek Cobalt Project, Lemhi County, Idaho, USA” dated November 27, 2019 with an effective date of November 27, 2019, authored by Steven J. Ristorcelli, C.P.G., P.G., Principal Geologist by Mine Development Associates, Inc, and Joseph Schlitt, MMSA QP, President of Hydrometal Inc.;

(oo)	“Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(pp)	“IXM Agreement” means the cobalt hydroxide intermediate sales contract dated October 29, 2021 between IXM S.A. and Cobalt Camp Refinery Ltd.;

(qq)	“Material Adverse Effect” means any event, fact, circumstance, development, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company whether or not arising in the ordinary course of business;;

(rr)	“Material Agreement” means any contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), to which the Company or any of the Material Subsidiaries is a party or otherwise bound and which is material to the Company and the Material Subsidiaries, taken as a whole;

(ss)	“Material Subsidiaries” means Cobalt Camp Refinery Limited and U.S. Cobalt Inc.;

(tt)	“Money Laundering Laws” has the meaning given thereto in Section 7(ww) hereof;

(uu)	“Nasdaq” means the Nasdaq Capital Market.

(vv)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(ww)	“NI 21-101” means National Instrument 21-101 – Market Operations;

(xx)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(yy)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(zz)	“Note Offering” means the private placement offering to United States investors of US$45 million principal amount of 6.95% senior secured convertible notes due December 1, 2026;

(aaa)	“Offering” has the meaning given thereto in Section 1 hereof;

(bbb)	“Offering Documents” means each of the Registration Statement, the Base Prospectuses, the Prospectus Supplements, the Disclosure Package, any Issuer Free Writing Prospectus and any Prospectus Amendment, including the Documents Incorporated by Reference;

(ccc)	“Permits” has the meaning given thereto in Section 7(nn) hereof;

(ddd)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(eee)	“Placement Fee” has the meaning given thereto in Section 2(a) hereof;

(fff)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(ggg)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(hhh)	“Properties” means the Refinery and the Iron Creek Property;

(iii)	“Prospectus Amendment” means any amendment to the Canadian Base Prospectus or the U.S. Base Prospectus;

(jjj)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(kkk)	“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(lll)	“Purchasers” means, collectively, each of the purchasers of the Shares pursuant to the Offering;

(mmm)	“Qualifying Authorities” means the securities regulatory authorities in each of the provinces of Canada;

(nnn)	“Qualifying Jurisdictions” means each of the provinces of Canada;

(ooo)	“Receipt” has the meaning given thereto in Section 6 hereof;

(ppp)	“Refinery” means the Company’s 100% owned cobalt refinery located in Lorrain Township, near Cobalt, Ontario;

(qqq)	“Refinery Opinion” means the opinion of counsel furnished by the Company to the Agents with respect to title and mineral rights for the Refinery;

(rrr)	“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(sss)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(ttt)	“Rule 433” means Rule 433 under the Securities Act;

(uuu)	“Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(vvv)	“SEC” means the United States Securities and Exchange Commission;

(www)	“Securities Act” means the U.S. Securities Act of 1933, as amended.

(xxx)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(yyy)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(zzz)	“Shares” has the meaning given thereto in Section 1 hereof;

(aaaa)	“Shelf Procedures” means NI 44-101 and NI 44-102;

(bbbb)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(cccc)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

(dddd)	“Trading Day” means, as applicable, any day on which the TSXV or Nasdaq is open for trading;

(eeee)	“TSXV” means the TSX Venture Exchange;

(ffff)	“U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(gggg)	“U.S. Marketplace” has the meaning given thereto in Section 3 hereof;

(hhhh)	“U.S. Prospectus” has the meaning given thereto in Section 6 hereof;

(iiii)	“U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof; and

(jjjj)	“U.S. Securities Laws” means the Securities Act, the Exchange Act and rules and regulations promogulated thereunder.

24.	Recognition of the U.S. Special Resolution Regimes.

(a)	In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 24:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

25.	Judgment Currency

The obligation of the Company in respect of any sum due to the Agents under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the “Judgment Currency”), not be discharged until the first business day, following receipt by the Agents of any sum adjudged to be so due in the Judgment Currency, on which (and only to the extent that) the Agents may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to the Agents hereunder, the Selling Shareholder or the Company, as applicable, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agents against such loss. If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to the Agents hereunder, the Agents agree to pay to the Company, as applicable, an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to the Agents hereunder.

26.	Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

27.	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

ELECTRA BATTERY MATERIALS CORPORATION

By:	/s/ Trent Mell
Name: Trent Mell Title: President, Chief Executive Officer and Director

By:	/s/ Michael Insulan
Name: Michael Insulan Title: Interim Chief Financial Officer & Vice President Commercial

Signature Page to Sales Agreement

ACCEPTED as of the date first-above written.

CIBC WORLD MARKETS INC.

By:	/s/ Kay Yoo
Name: Kay Yoo Title: Managing Director
CIBC WORLD MARKETS CORP.

By:	/s/ Jordan Horoschak
Name: Jordan Horoschak Title: Managing Director

Signature Page to Sales Agreement

Schedule 1

Form of Placement Notice

From:	Electra Battery Materials Corporation

To:	CIBC World Markets Inc.
Attention:
• Kay Yoo
• Joe Kostandoff
• Sid Ramanathan
• Kevin Tychon
• David Dort

and

CIBC World Markets Corp.
Attention:
• Jordan Horoschak
• Frank Monette

Subject:	Placement Notice

Date:	[_], 2022

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Amended & Restated Equity Distribution Agreement (the “Agreement”) among Electra Battery Materials Corporation, a company continued under the Canada Business Corporations Act (the “Company”), CIBC World Markets Inc. (the “Canadian Agent”) and CIBC World Markets Corp. (the “U.S. Agent” together the Canadian Agent, the “Agents”), dated May 17, 2022, the Company hereby requests that the [U.S.][Canadian] Agent[s] sell up to [_] of the Company’s common shares (the “Placement Shares”), at a minimum market price of $[•] per Placement Share, during the time period beginning [month, day, time] and ending [month, day, time] (the “Placement”). Capitalized terms used and not otherwise defined herein have the meaning ascribed thereto in the Agreement.

The amount of compensation to be paid by the Company to an Agent with respect to the Placement shall be equal to [_]% of the gross proceeds from the Placement and shall be payable in the currency of the Placement (the “Placement Fee”). Placement Shares may be sold on the TSX Venture Exchange, the Nasdaq Capital Market or on any other Canadian Marketplace or U.S. Marketplace, in the Agents’ discretion.

Schedule 2

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Trent Mell Chief Executive Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Michael Insulan Interim Chief Financial Officer & Vice President Commercial	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of the Canadian Agent are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Kay Yoo Managing Director, Investment Banking	[REDACTED]	Office: [REDACTED]
Joe Kostandoff Managing Director, ECM	[REDACTED]	Office: [REDACTED]
Sid Ramanathan Executive Director, ECM	[REDACTED]	Office: [REDACTED]
Kevin Tychon Executive Director, ECM	[REDACTED]	Office: [REDACTED]
David Dort Director, Global Markets	[REDACTED]	Office: [REDACTED]

The Authorized Representatives of the U.S. Agent are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Jordan Horoschak Managing Director, Investment Banking	[REDACTED]	Office: [REDACTED]
Frank Monette Executive Director, Global Markets	[REDACTED]	Office: [REDACTED]

Exhibit A-1

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Electra Battery Materials Corporation (the “Company”), a company continued under the Canada Business Corporations Act, do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(n) of the Amended and Restated Equity Distribution Agreement dated May 17, 2022 (the “Distribution Agreement”) among the Company, CIBC World Markets Inc. and CIBC World Markets Corp., and without personal liability, that, to the best of my knowledge:

(i)	except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Company in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:      ________________________

ELECTRA BATTERY MATERIALS CORPORATION

By:
Name: Title:

Exhibit B-1

MATTERS TO BE COVERED BY INITIAL OPINION OF Canadian COMPANY COUNSEL

1.	The Company is a company continued and existing under the laws of Canada and has the corporate power to conduct its business as described in the Prospectus;

2.	Each of Cobalt Camp Refinery Limited, a company incorporated and existing under the laws of the Province of British Columbia, and U.S. Cobalt Inc., a company incorporated and existing under the laws of British Columbia (individually a “Material Subsidiary” and collectively the “Material Subsidiaries”), is in good standing and has the corporate power to conduct its business as described in the Prospectus;

3.	the Company has the corporate power to enter into and deliver the Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein (the “Applicable Laws”), delivered by the Company, and such agreement is a legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms under the laws of the Province of Ontario;

4.	the Company’s authorized share capital consists of an unlimited number of Shares;

5.	Cobalt Camp Refinery Limited’s authorized share capital consists of an unlimited number of common shares and the Company is the sole registered holder of the issued and outstanding shares of Cobalt Camp Refinery Limited;

6.	U.S. Cobalt Inc.’s authorized share capital consists of an unlimited number of common shares and the Company is the sole registered holder of the issued and outstanding shares of U.S. Cobalt Inc.;

7.	the attributes and characteristics of the Shares conform in all material respects with the descriptions thereof in the Prospectus;

8.	all necessary corporate action has been taken by the Company to authorize the issuance and delivery of the Placement Shares;

9.	the Placement Shares to be delivered under the Agreement will, when issued once the Company has received delivery of payment of the purchase price therefor, be validly issued as fully paid and non-assessable shares in the capital of the Company;

10.	the execution and delivery by the Company of, and the performance by the Company of its obligations under the Agreement will not contravene any provisions of:

(i)	the notice of articles or articles, as amended, of the Company, or

(ii)	the Canada Business Corporations Act;

B-2

11.	no consent, approval or authorization or order, of or registration, qualification, recording or filing with any governmental body or agency is required for the issuance, sale and delivery of the Placement Shares, except such as may have been made or obtained;

12.	the TSXV has conditionally approved the listing and posting for trading of the Placement Shares, subject to the Company fulfilling all of the requirements of such exchange;

13.	all documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Company as required under the Canadian Securities Laws to qualify the distribution of the Placement Shares to the public in each of the Qualifying Jurisdictions through dealers duly registered under the Canadian Securities Laws who have complied with the relevant provisions of such laws; and

14.	the statements under the heading “Eligibility for Investment” in the Prospectus are true and correct, subject to the assumptions, limitations, conditions and restrictions set out therein.

In giving the opinions described above, such counsel may state that the opinions above are limited to the laws of the Provinces of Alberta, British Columbia, and Ontario and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

Exhibit C-1

MATTERS TO BE COVERED BY INITIAL OPINION OF U.S. COMPANY COUNSEL

1.	The Equity Distribution Agreement has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York.

2.	Neither the execution and delivery by the Company of the Equity Distribution Agreement nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby (i) contravenes any Scheduled Order or (ii) constitutes a violation of, or a default under, any Scheduled Contract.

3.	Neither the execution and delivery by the Company of the Equity Distribution Agreement nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby: (i) violates any law, rule or regulation of the State of New York or the United States of America or (ii) requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America, except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

4.	Although the discussion in the Prospectus under the caption “Certain U.S. Federal Income Tax Considerations for U.S. Holders” does not purport to discuss all possible U.S. federal income tax considerations applicable to U.S. Holders (as defined therein) who purchase the Securities pursuant to the Prospectus, such discussion constitutes, in all material respects, a fair and accurate summary of the U.S. federal income tax considerations generally applicable to U.S. Holders with respect to the ownership and disposition of the Securities.

5.	The Company is not and, solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the U.S. Prospectus, will not be an “investment company” as such term is defined in the Investment Company Act of 1940.

6.	(i) The Registration Statement, at the Effective Time and as of the date hereof, and the Prospectus, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations thereunder (the "Rules and Regulations") (except that in each case we do not express any view as to the financial statements, schedules and other financial or statistical information included or incorporated by reference therein or excluded therefrom), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form, and (iii) no facts have come to our attention that have caused us to believe that the Registration Statement, at the Effective Time and as of the date hereof, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of the date of the Prospectus Supplement and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial or statistical information included or incorporated by reference therein or excluded therefrom, the report of management's assessment of the effectiveness of internal controls over financial reporting, or the statements contained in the exhibits to the Registration Statement (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)).

B-3

Schedule 3

refinery permits

1.	Amendment of the existing Industrial Sewage Works (ISX) Environmental Compliance Approval with the Ministry of Environment, Conservation and Parks (MECP). (In progress)

2.	Amendment of the existing Air and Noise Environmental Compliance Approval with the Ministry of Environment, Conservation and Parks (MECP). (Obtained)

3.	Permit to take water (PTTW) from the Ministry of Environment, Conservation and Parks (MECP). (Obtained)

4.	Amendment of the closure plan on file with the Ministry of Energy, Northern Development and Mines. (In progress)